NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR07-15 July 9, 2007

Gold Discovered at Rubicon's 100%-Owned Alaska Claims
- Ongoing surface work discovers up to 19.1g/t gold - additional mineralization being sampled -
- 7,000-foot drill program to commence by mid-July -

Rubicon Minerals Corporation (RMX.TSX: RBY.AMEX), is pleased to provide an update on exploration activities at its newly acquired, 100%-owned regional holdings (the New Horizon claims) in the area of the Pogo gold deposit, in central Alaska.  Surface follow up work is being conducted prior to diamond drilling in the Bullion 1 target area where preliminary sampling in 2006 identified a 10 kilometre by 7.0 kilometre, greater than 100 ppm arsenic stream silt and pan concentrate anomaly within which samples of quartz veins interpreted as bedrock or sub-crop (close to bedrock) returned anomalous gold (from trace up to 12.0 g/t gold).  While no previous exploration work has been reported from the target area, prospecting to date has identified a one square-mile area known as the Maple Leaf showing which is summarized below:

1)
Assays of grab rock samples over the area range from trace gold to 19.1 g/t gold with 17% of samples (total 114 rock samples to date) containing gold in excess of 1.0 g/t gold with an average of 5.2 g/t gold. Gold is associated with elevated bismuth (up to 7700 ppm), tellurium (up to 280 ppm) and variable arsenic.  The presence of bismuthinite is significant because, at the world-class Pogo gold mine, located approximately 50 kilometres to the west, there is a documented strong positive correlation between bismuth and gold content.

2)
Mineralization is characterized by sugary textured quartz veins and locally vein stockworks of variable orientations associated with intrusive and country rock (gneisses) containing trace to 2% sulphides characterized by arsenopyrite +/- bismuthinite +/- molybdenite and, locally, visible gold.

3)
Outcrop in the area is limited but, to date, veins range from less than 1.0 metre wide to vein stockworks over 1-3 metres. Extensive areas are covered and a soil sampling program is underway to determine if these areas have potential to host mineralization. Large (0.5 metre x 0.25 metre) boulders containing bismuthinite-bearing veins noted from the target area have not yet been traced to their source although, given the topography, the source is likely local.

4)
Ongoing prospecting outside of the Maple Leaf showing area has identified additional mineralization which is currently being prospected and sampled. Rubicon will provide an update on this sampling when results become available.

A review of public domain data indicates that extensive outcropping mineralized areas in the Pogo region are uncommon and gold occurrences over appreciable areas are very rare. The occurrences and other indications for additional mineralization found to date on the 100%-owned claims are thus considered to be both anomalous and highly encouraging.

“This is a great start for our expansion into Alaska.” said Rubicon President and CEO, David Adamson. “Given the small amount of outcrop available for sampling and the fact that this is the first systematic work in the area, we consider both the new discovery and the indications of additional mineralization in the area to be significant.  A minimum 7,000-foot drill program will commence by mid July and we will increase the footage if we like what we see. We are now aggressively exploring in two gold districts, Pogo in Alaska and in Red Lake, Ontario. With our extensive Nevada holdings, we offer exposure to three high-potential, low political risk gold districts in North America. It is the new Rubicon’s goal to be the ‘go-to’ North American gold exploration stock”

Rubicon has over 500,000 acres of 100%-controlled and joint venture land in the Pogo gold district.  (see website www.rubiconminerals.com for property map). The exploration targets are high-grade gold deposits of Pogo type.  Pogo is a 5.6 million ounce gold deposit (10.67 million tons grading 0.525 opt (9.7 million tonnes @ 18 gpt)) owned by Sumitomo Minerals (60%) and Teck-Cominco (40%) – see www.teckcominco.com for further details of the deposit. The deposit has a distinctive geochemical expression (gold, bismuth, arsenic) and was discovered as a result of drill-testing stream silt anomalies and a multi element soil anomaly.

Rubicon Minerals Corporation is a well-funded, gold-focused exploration company which is owned 32.8% by Rob McEwen. Rubicon controls over 150 square miles of prime exploration ground in the prolific Red Lake gold camp of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to the Phoenix Project, Rubicon is currently drilling our 60% owned McCuaig project in Red Lake and is also carrying out drilling on its extensive Pogo district holdings in Alaska as part of its aggressive 12-month $8.0 MM exploration program.

Assay results cited herein were based on grab samples collected by Avalon Development Corporation, consultants to Rubicon, under the supervision of Curt Freeman, MS., PGeo, Qualified Person as defined under NI 43-101. Assays were performed by ALS Chemex in Vancouver using standard fire assay AA finish techniques or gravimetric finish on samples containing in excess of 10g/t gold.

Forward-Looking Statements
This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding the Company’s exploration programs, the Company’s expenditures on such exploration programs and the anticipated results of such exploration.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include uncertainty with respect to findings under exploration programs and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of management to implement the planned exploration. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For further information, please contact Bill Cavalluzzo, Vice President-Investor Relations, Toll free: 1.866.365.4706 or by E-mail at: bcavalluzzo@rubiconminerals.com

Rubicon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC  CANADA  V6C 2V6
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